CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated November 24, 2010, relating to the financial statements and financial highlights of BlackRock High Yield Bond Portfolio, a series of BlackRock Funds II, appearing in the Annual Report on Form N-CSR of BlackRock Funds II for the year ended September 30, 2010, and to the references to us under the headings “Other Service Providers—Independent Registered Public Accounting Firm”, “Financial Highlights” and “Form of Agreement and Plan of Reorganization—Representations of the Acquiring Company, on behalf of the Acquiring Fund” in the Combined Prospectus/Proxy Statement, and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

March 31, 2011